FORM 4

                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

          Gray           David           Lee
         (Last)          (First)       (Middle)

        c/o Versus Technology, Inc.
        2600 Miller Creek Road
         (Street)

        Traverse City        MI         49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. - VSTI.OB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Day/Year

          October 31, 2002

5.  If Amendment, Date of Original (Month/Year)



6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [X] 10% Owner

     [ ] Officer (give title below)  [ ] Other (Specify below)


     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)


     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                                        5. Amount
                                                         3. Trans-  4. Securities       of Securi-
                                                         action     Acquired (A) or     ties Bene-  6. Owner-
                                                         Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                                         (Instr. 8) (Instr. 3, 4 & 5)   Following   Direct(D)   Indirect
                      2. Trans-      2A Deemed          _________  ___________________  Reported    or Indirect Beneficial
1. Title of           Transaction    Execution Date                      (A) or         Transaction (I)         Ownership
Security                 Date        if any              Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)  (Mo./Day/Yr.)
_________________     ___________    ______________      ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock                                                                              50,000    D
Common Stock                                                                             230,000    I(1)       By Albany
                                                                                                               Capital, L.L.C.



(1) All shares held by the limited liability company are reported.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                -2-

              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                    9.
                                                                                                    Number
                                               5. Number                    7. Title                of
                                               of Deriv-     6. Date        and Amount              Deriv-  10. Own-
                                               ative Sec-    Exercisable    of Under-               ative   ership
                                               urities       & Expiration   lying Sec-              Secur-  Form of    11.
                                               Acquired      Date           urities (In-            ities   Deriva-    Nature
                                    4. Trans-  (A) or        (Mo./Day/Yr.)  str. 3 & 4)   8.        Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed     _____________   _____________ Price     cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                             Amount  of        Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                         or      Deriv-  Following or In-     ficial
Derivative    Price of   Date                  4 and 5)     Date    Expir-        Number  ative    Reported direct(I)  Owner-
Security      Derivative (Month/    ____________________    Exer-   ation         of      Security  Trans.  (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)    cisable Date    Title Shares  (Instr.   (Instr.  4)       (Instr.
              *                                                                           5)         4)               4)
____________  _________  ________   ____  _  ______ ____    _______ _____   _____  ______ ________  _______ _________ _______
Options       $0.515                                                 4/24/03 Common     73,000          73,000   D
Options       $0.165                                                 4/23/04 Common     73,000          73,000   D
Series A
  Debentures  $0.25      10/30/02   J(1)              650,000        4/30/04 Common  2,600,000 (1)    $950,000   I By GIII, LLC
Options       $0.50                                                  4/17/05 Common     88,000          88,000   D
Options       $0.135                                                 4/20/06 Common    330,000         330,000   D
Options       $0.147                                                 4/19/07 Common    302,000         302,000   D
Series B
 Debentures   $0.125     10/30/02   J(1)   1,450,000                 4/30/04 Common 11,600,000 (1)  $1,450,000   I By GII, LLC
Explanation of Responses:
* No Deemed Execution Date 2A.
(1) A limited liability company in which the reporting person has an interest accepted the Company's offer to exchange
    $1,450,000 principal amount of the Company's Prime Plus 2% Series B Subordinated Debentures due 2007 for $800,000 in cash,
    $650,000 of the Company's Prime Rate Series A Convertible Debentures due 2004 and the limited liability company's obligation to convert prior to August 30, 2004, $950,000 of the Series A Debentures into the Series B Debentures dollar for dollar.

                           DAVID LEE GRAY                October 31, 2002
                          __________________________    _____________________
                           David Lee Gray
                           **Signature of Reporting           Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).